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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-21625

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 11-K      [ ] Form 20-F    [ ] Form 10-Q
             [ ] Form N-SAR

         For Period Ended: December 29, 2002

[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended: ____________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Item 15(d) - Financial Statements of 50% or Less Owned Person

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Famous Dave's of America, Inc.

Former name if applicable:____________________________________

Address of principal executive office (Street and number): 8091 Wallace Road, Eden Prairie, MN 55344

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         [X]      (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, 20-F, 11-K or Form
                           N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the

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                           fifth calendar day following the prescribed due date;
                           and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Pursuant to Rule 3-09 of Regulation S-X, the Registrant is required to file separate audited financial statements of FUMUME, LLC, a Delaware limited liability company (and its consolidated subsidiaries) in which the Registrant owned a 40% interest in 2002, because the equity of the Registrant in the income (losses) from the continuing operations (before taxes extraordinary items and cumulative effect of a change in accounting principles) of FUMUME, LLC exceeded 20% of such income (losses) of the Registrant and its subsidiaries consolidated for the fiscal year ending December 29, 2002. During the first quarter of 2003, the Registrant negotiated and consummated the disposition of its interests in FUMUME, LLC. Following this disposition transaction, FUMUME, LLC experienced changes in management that included changes in the personnel responsible for FUMUME, LLC's accounting function. As a result, the Registrant has been unable to compile the information required in order to complete the audited financial statements of FUMUME, LLC required under Item 15(d) of Form 10-K within the prescribed time period without unreasonable effort or expense. The Registrant believes that the results of the audit of will not have material impact on the Registrant's financial results for the fiscal year ending December 29, 2002.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

    William M. Mower, Esq.                     (612) 672-8358
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          (Name)                               (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).[X] Yes[ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                         Famous Dave's of America, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2003                     By:  /s/  Kenneth J. Stanecki
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                                              Kenneth J.Stanecki
                                              Chief Financial Officer

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